June 9, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Altamira Therapeutics Ltd. (the “Company”) Registration Statement on Form F-1 (File No. 333-272336)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Friday, June 9, 2023, or as soon thereafter as is practicable.

Please call Alexander Dinur of Lowenstein Sandler LLP at 973-422-6732 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

Altamira Therapeutics Ltd.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chief Executive Officer